SECURITIES LENDING AGENCY AGREEMENT, dated as of November 17, 2021, between Catholic Responsible Investments Funds, a statutory trust organized under the laws of the State of Delaware and registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (the “Trust”), on behalf of each series of the Trust listed on Schedule 1 hereto (the Trust on behalf of each series, severally and not jointly, the “Fund”), and Brown Brothers Harriman & Co., a New York limited partnership with an office in Boston, Massachusetts (“BBH&Co.”).

WHEREAS, the Fund has appointed BBH&Co. as the Fund’s custodian pursuant to a Custodian Agreement, as amended from time to time (the “Custodian Agreement”); and

WHEREAS, the Fund intends to lend securities to securities brokers and other borrowers which have been or will be approved by the Fund; and

WHEREAS, the Fund intends to appoint BBH&Co. as the Fund’s lending agent to act as the Fund’s agent in connection with the securities lending program and to lend in accordance with operational procedures established by BBH&Co. and which govern securities lending activity by the Fund (hereinafter referred to as the “Operational Procedures”);

NOW, THEREFORE, in consideration of the premises and agreements contained herein, the parties hereto, intending to be bound, hereby agree as follows:

1. Appointment. The Fund hereby appoints BBH&Co. as the Fund’s lending agent for the purposes set forth herein. BBH&Co. hereby accepts said appointment. BBH&Co. is acting solely as a directed agent of the Fund hereunder and owes no fiduciary duties to any person with respect to this Agreement. BBH&Co. shall have no duties or responsibilities in respect of securities lending transactions except those expressly set forth in this Agreement.

2. Authorizations. The Fund hereby authorizes BBH&Co. to act as the Fund’s agent as set forth in this Section.

2.1	Lending of Available Securities. The Fund hereby authorizes the lending (each, a “Loan”) of those securities identified in Schedule 1 hereto (“Available Securities”) which are held in accounts maintained with BBH&Co. or BBH&Co.’s subcustodians, or, in the case of third-party lending, either the Fund’s custodian or subcustodian (each, a “Custody Account”).

2.2	Lending to Approved Borrowers. The Fund hereby authorizes the lending of Available Securities to any one or more of the securities brokers or other borrowers approved by the Fund and listed on Schedule 2 hereto (each, an “Approved Borrower”) pursuant to a securities loan agreement authorized under Section 3 hereof (the “SLA”).

2.3	Authorizations by Fund. The Fund hereby authorizes and empowers BBH&Co., as agent, to execute all agreements and documents and take such action as may be necessary or appropriate in BBH&Co.’s judgment to carry out the purposes of this Agreement. BBH&Co. also is authorized as agent to appoint one or more third-party collateral managers, banks, or settlement systems (each, a “Tri-Party Institution”), and to enter into a collateral management agreement as agent (“Collateral Management Agreement”) with said Tri-Party Institution, to undertake certain custodial and collateral management functions in connection with the administration of Collateral (defined in Section 5 below) provided by an Approved Borrower pursuant to the terms of the SLA. It is understood and agreed that BBH&Co. is authorized to supply any information regarding the Fund and any Loan effected pursuant to an SLA that is reasonably required to carry out the purposes of this Agreement or under applicable law.

2.4	Fee for Hold. With respect to Available Securities, the Fund hereby authorizes BBH&Co. to act as the Fund’s agent in negotiating and entering into fee-for-hold arrangements with Approved Borrowers, pursuant to which BBH&Co. may agree with an Approved Borrower that BBH&Co. shall not lend specified Available Securities to any third party other than the Approved Borrower for an agreed-upon period of time and for so long as the security is an Available Security. Any said fee-for-hold arrangement shall not affect the Fund’s ownership rights with respect to the specified Available Securities. Any fee paid by an Approved Borrower with respect to any fee-for-hold arrangement shall be treated as a Loan Fee for all purposes of this Agreement.

3. Securities Loan Agreement.

3.1	Securities Loan Agreements with Approved Borrowers. BBH&Co. hereby is authorized to execute an SLA as the Fund’s agent on a disclosed basis with each Approved Borrower. The SLA will be in substantially the form of (i) the Schedule 3 Securities Loan Agreement annexed hereto, (ii) the Global Master Securities Lending Agreement (published by the International Securities Lending Association), or (iii) the Master Securities Loan Agreement (published by the Securities Industry Financial Markets Association). Subject to the preceding sentence, the terms of the SLA with each Approved Borrower may vary depending upon any separate negotiation between BBH&Co. and Approved Borrower and upon other factors, but shall be consistent in all material respects with the requirements of this Agreement. The Fund agrees to be bound by the terms of each SLA entered into by BBH&Co. as agent on behalf of the Fund with each Approved Borrower as though the Fund were itself a party to each said SLA. The Fund agrees, upon request, to furnish promptly or cause to be furnished to BBH&Co. the Fund’s financial statements to enable BBH&Co. to comply with any request therefor by any Approved Borrower in connection with any SLA. Certain terms of individual Loans, including the amounts or fees to be received by or paid to the Approved Borrower, shall be negotiated at the time a Loan is made. BBH&Co. may prepare a transactional confirmation in respect of each Loan effected pursuant to an SLA, setting forth the securities loaned to the Approved Borrower (the “Loaned Securities”) and the material terms of the Loan, and may transmit the confirmation to the Approved Borrower in accordance with the terms of the SLA. The Fund understands and agrees that the identity of the Fund will be disclosed by BBH&Co. to the Approved Borrower in accordance with the terms of the SLA.

3.2	Consent to Amendment of Securities Loan Agreements and Other Actions. The Fund agrees that BBH&Co., as the Fund’s agent, may: (i) agree to amend any SLA or any other agreement entered into by BBH&Co. as the Fund’s agent pursuant to this Agreement, whether in the form of industry standard or bespoke agreements (the “Applicable Agreements”) including, but not limited to, agreeing to contractually acknowledge stays and overrides of default rights that would be applicable under special resolution regimes (“SRRs”) and the potential bail-in of liabilities under SRRs; (ii) adhere to any protocols published by the International Swaps and Derivatives Association, Inc. (“ISDA”), including the ISDA Resolution Stay Jurisdictional Modular Protocol and any Jurisdictional Modules thereto,[1] with respect to the Applicable Agreements; and/or (iii) take any other action that BBH&Co., in BBH&Co.’s sole discretion, deems to be necessary to comply with the regulations related to the SRRs.

[1]	Available at https://www2.isda.org/functional-areas/protocol-management/protocol/24.

4. Loan of Securities. During the term of any Loan, the Fund shall permit the Loaned Securities to be transferred, pursuant to an SLA, into the name of and voted (where applicable) by an Approved Borrower (or other holder or representative holder of the Loaned Securities). BBH&Co. is authorized in BBH&Co.’s discretion to terminate any Loan entered into with an Approved Borrower without prior notice to the Fund, subject to the conditions of the relevant SLA. The Fund may itself instruct BBH&Co. to terminate any Loan on any date, subject to the conditions of the relevant SLA. BBH&Co. agrees to comply with any said instruction.

4.1	Limits on Return of Loaned Securities. The Fund acknowledges that, under the applicable SLA, Approved Borrowers will not be required to return Loaned Securities immediately upon receipt of notice from BBH&Co. terminating the applicable Loan, but instead will be required to return said Loaned Securities within such period of time following said notice that is equal to the earlier of (i) the standard settlement period for trades of the Loaned Securities entered into on the date of said notice in the principal market therefor, and (ii) five business days (as defined in the SLA) from the giving of said notice.

4.2	Recall of Loaned Securities. Upon receiving a notice from the Fund that Available Securities that have been lent to an Approved Borrower should no longer be considered Available Securities (whether because of the sale of said securities or otherwise), BBH&Co. shall (i) notify promptly thereafter the Approved Borrower which has borrowed said Loaned Securities that the Loan of said securities is terminated and that said securities are to be returned within the time specified by the applicable SLA, or (ii) otherwise cause to be delivered to the Fund, at BBH&Co.’s discretion, an equivalent amount of said security if and to the extent available as a result of a loan of equivalent securities on behalf of other lenders participating in BBH&Co.’s securities lending program (i.e., reallocation).

4.3	Notification of Sales of Loaned Securities. The Fund hereby acknowledges the Fund’s obligation to provide notice to BBH&Co. of any sale of Loaned Securities in accordance with the Operational Procedures.

5. Loan Collateral. For each Loan, the Approved Borrower shall transfer as collateral the following items (hereinafter referred to collectively as “Collateral”): (i) cash in U.S. dollars or foreign currency; or (ii) securities issued or guaranteed by the United States government or issued and guaranteed by any agencies or instrumentalities thereof or issued or guaranteed by a foreign sovereign, in each case having an initial market value (as determined by BBH&Co. pursuant to the terms of the applicable SLA) at least equal to 102% (in the case where the Loaned Securities and Collateral are denominated in the same currency) or 105% (in the case where the Loaned Securities and Collateral therefor are denominated in different currencies) of the market value of the Loaned Securities (as determined by BBH&Co. pursuant to the terms of the applicable SLA).

5.1	Receipt of Collateral. In respect of the commencement of any Loan, BBH&Co. shall instruct the Approved Borrower to transfer to BBH&Co. (or, in the case of third party lending, the Fund’s custodian, as applicable) the required Collateral. Collateral will be received from an Approved Borrower prior to or simultaneous with delivery of the Loaned Securities. If the Approved Borrower does not provide Collateral to BBH&Co., as agreed, then BBH&Co. shall cancel the corresponding loan instruction prior to delivery of the Loaned Securities.

5.2	Holding and Administration of Collateral. All Collateral consisting of cash and securities shall be received (including, if applicable, upon transfer from the Fund’s custodian to BBH&Co. following a loan of US Securities delivered by the Fund’s custodian against receipt of U.S. dollar cash Collateral from the Approved Borrower), held and administered by BBH&Co. (as set forth in Operational Procedures) for the benefit of the Fund in the applicable Custody Account or other account established for the purpose of holding Collateral. Collateral consisting of cash shall be placed in an investment listed in the attached Schedule 4 (“Permitted Investments”) in accordance with Section 7 hereof.

5.2.1	Maintenance of Collateral Margin. In respect of Loans entered into on behalf of the Fund, BBH&Co. shall value on a daily basis, in accordance with the terms of the applicable SLA, the Loaned Securities and all Collateral and, where applicable, BBH&Co., in accordance with the provisions of the applicable SLA, shall request the Approved Borrower to deliver sufficient additional Collateral to the Fund to satisfy the applicable margin requirement. If, as a result of marking-to-market, Collateral is required to be returned to the Approved Borrower under the SLA, BBH&Co. shall take such actions as are reasonably necessary to liquidate investments of cash Collateral and otherwise return said Collateral to the Approved Borrower. BBH&Co, in determining the market value of securities, including without limitation Collateral, may rely upon any recognized pricing service and shall not be liable for errors made by said service.

5.2.2	Substitution of Collateral. The Fund acknowledges and agrees that, pursuant to any SLA, BBH&Co. may permit an Approved Borrower to substitute Collateral, which is of the type specified in Section 5 hereof, during the term of any Loan. Any said substitution of Collateral shall not reduce the total value of Collateral held, unless said reduction is consistent with the margin requirements of the Loan.

5.2.3	Return of Collateral. Upon termination of a Loan, BBH&Co. shall instruct the Approved Borrower to return the Loaned Securities to the applicable Custody Account. BBH&Co. shall instruct the custodian or subcustodian, if applicable, to accept the return of said Loaned Securities. BBH&Co. shall monitor the return of Loaned Securities. BBH&Co. shall effect, on behalf of the Fund, the redemption of any Permitted Investment, if applicable, and, once BBH&Co. has confirmed settlement of the return of the Loaned Securities, effect the return of Collateral due to the Approved Borrower in accordance with the Approved Borrower’s transfer instructions.

5.3	Administration of Collateral held by Tri-Party Institution. Notwithstanding anything to the contrary herein, Collateral may be received, held, and administered by a Tri-Party Institution pursuant to the terms of the respective Collateral Management Agreement. To the extent the Tri-Party Institution accepts cash as Collateral, said cash Collateral will be held on deposit at the Tri-Party Institution or the Tri-Party Institution’s agents and will not be invested.

6. Income, Corporate Actions and Substitute Payments. Income, corporate actions, and Substitute Payments (as defined in Sections 6.1 and 6.2 below) shall be dealt with as provided in this Section 6.

6.1	Income and Related Payments to Borrower. Where Collateral consists of securities and the Approved Borrower, pursuant to an SLA, is due to receive an amount equal to the interest or distribution declared (“Collateral Substitute Payment”) in respect of said Collateral during the term of the related Loan, BBH&Co. shall promptly remit or cause to be remitted said Collateral Substitute Payment on behalf of the Fund to the Approved Borrower in accordance with said Approved Borrower’s instructions. BBH&Co. shall likewise remit, or cause to be remitted, to any Approved Borrower the applicable Cash Collateral Fee (as defined in the SLA) when due in accordance with the Approved Borrower’s instructions.

6.2	Income and Related Payments to Fund. BBH&Co. shall instruct each Approved Borrower which is a party to an SLA to remit any payment in-lieu-of the interest or distribution declared on Loaned Securities (“Loan Substitute Payment”) that is (i) denominated in a currency other than U.S. dollars and (ii) denominated in U.S. dollars when the Loan Substitute Payment is not automatically distributed to the BBH&Co. depository account on behalf of the Fund by the applicable depository, and BBH&Co. shall receive, hold, and administer the same, for the account of the Fund. BBH&Co. also shall instruct each Approved Borrower that is a party to an SLA to remit any other fees payable on Loaned Securities to BBH&Co. for the account of the Fund, and BBH&Co. shall receive, hold, and administer the same for the account of the Fund. To the extent that the Fund instructs BBH&Co. to deliver said payments to a third party, the provisions of the Funds Transfer Standing Instruction (Schedule 8) shall apply.

6.3	Corporate Actions and Proxy Rights. The Fund acknowledges that, with respect to Loaned Securities that are out on loan over the applicable record date for said action, the Fund shall not be entitled: (i) to participate in any dividend reinvestment program; (ii) to receive stock in an optional cash/stock dividend plan; or (iii) to vote any proxies. Corporate actions otherwise will be processed in accordance with the terms of the applicable SLA and the Operational Procedures.

7. Investment of Cash Collateral. Pursuant to the SLA, the Fund shall have the right to invest cash Collateral received in respect of any Loan, subject to an obligation, upon return of Loaned Securities, to return to the Approved Borrower the amount of cash initially transferred (as adjusted for any interim marks-to-market).

7.1	Collateral Investment Direction. Except as provided in Section 5.3 above, the Fund hereby authorizes and directs BBH&Co. to cause to be invested, on the Fund’s behalf and at the Fund’s sole risk, all or substantially all cash Collateral by effecting purchases and sales and/or subscriptions and redemptions of said Collateral in any Permitted Investment set forth on Schedule 4 hereto. Upon receipt of instructions (which may be in the form of a standing instruction) from the Fund, BBH&Co., when applicable, shall send timely instructions to the transfer agent of a Permitted Investment with respect to any cash transfers required to be completed in connection with any subscription or redemption in one or more Permitted Investments. BBH&Co., in BBH&Co.’s sole discretion, may liquidate any Permitted Investment and credit the net proceeds to a Collateral Account.

7.2	Collateral Investment Risk. Any said investment of cash Collateral shall be at the sole direction and risk of the Fund. Any income or gains and losses from investing and reinvesting any cash Collateral and deposit risk related to the holding of cash Collateral delivered by an Approved Borrower pursuant to an SLA shall be at the Fund’s risk, and the Fund agrees that, to the extent any said losses reduce the amount of cash below the amount required to be returned to the Approved Borrower upon the termination of any Loan (including any Cash Collateral Fee), the Fund, on demand of BBH&Co., immediately shall pay or cause to be paid to said Approved Borrower an equivalent amount in cash.

7.3	No Investment Advice. The Fund understands and agrees that (i) BBH&Co. shall not provide investment advice or exercise any decision-making authority or control with respect to the investment of cash Collateral, and (ii) any investment of cash Collateral in one or more Permitted Investments may be effected only upon the Fund’s instruction to BBH&Co. (which instructions may be in the form of a standing instruction).

8. Borrower Default. In the event of a default by an Approved Borrower with respect to any Loan entered into pursuant to an SLA, BBH&Co. will take such actions as are set forth in the applicable SLA. In addition, the following provisions shall apply; provided, that in no event shall BBH&Co. be responsible for any shortfall in Collateral that results from any act or omission (including insolvency) of the Fund’s custodian or a Tri-Party Institution:

8.1	Replacement of Loaned Securities. If an Approved Borrower fails, pursuant to the SLA, to return Loaned Securities with respect to a Loan when due or otherwise defaults under the terms of the SLA (a “Default Event”), then BBH&Co. shall be responsible to the Fund as follows: BBH&Co. shall use the Collateral or the proceeds of the liquidation of said Collateral to purchase for the Fund’s account, for settlement in the normal course, replacement securities of the same issue, type, class, and series as that of the Loaned Securities (a “Buy-In”). If the Collateral Value (as defined in this Section) is less than the cost of replacement securities (or liquidated damages calculated under Section 8.2), BBH&Co. shall be responsible for satisfying said shortfall, but only to the extent that said shortfall is not due to any diminution in the Collateral Value that is due to the reinvestment risk borne by the Fund pursuant to Section 7.2 of this Agreement. For purposes of this Section, “Collateral Value” shall be calculated in accordance with the following terms:

8.1.1	Value of Cash Collateral. In the case of Loans collateralized solely by cash Collateral, the greater of: (i) the amount of the cash Collateral transferred by an Approved Borrower with respect to a Loan; and (ii) the market value of the investment of said cash Collateral.

8.1.2	Value of Securities Collateral. In the case of Loans collateralized by securities Collateral, the market value of said Collateral.

8.1.3	Valuation Date. Collateral Value shall be determined on the date of the Buy-In (or the payment made pursuant to Section 8.2 below).

8.1.4	Market Value. Market value shall be determined by BBH&Co., where applicable, based upon prices obtained from recognized pricing services or dealer price quotations.

8.1.5	Multiple Types of Collateral. Where a Loan is collateralized by more than one type of Collateral, the aggregate market value of Collateral securing said Loan (for the purpose of computing the indemnity) shall be the sum of the market values for each relevant type of Collateral.

For the avoidance of doubt, BBH&Co. is responsible for any difference between the Collateral Value of securities Collateral and the replacement cost of replacement securities (or the cash value of replacements securities, as calculated under Section 8.2 below), even where the deficiency in Collateral Value is due to a market decline with respect to the securities Collateral.

8.2	Illiquidity, Inability to Buy-In. If, in respect of a Default Event related to a Loaned Security, BBH&Co. determines that all or a portion of the Loaned Securities are illiquid or, due to other objective market conditions, BBH&Co. is unable to obtain replacement securities on terms reasonably acceptable to BBH&Co. by 3:00 p.m. New York time on the fifth (5th) U.S. Business Day following the occurrence of the Default Event, then BBH&Co., in lieu of effecting a Buy-In, shall pay to the Fund an amount in U.S. dollars equal to the market value of the affected Loaned Security, as reasonably determined by BBH&Co. in accordance with the terms of the respective SLA, reduced by the Collateral Value on said date and further reduced by any diminution in the Collateral Value that is due to the reinvestment risk borne by the Fund pursuant to Section 7.2 of this Agreement.

8.3	Replacement of Distributions. In addition to making the purchases or payments required in Section 8.1 and Section 8.2 hereof, BBH&Co. shall pay to the Fund the value of all distributions on the Loaned Securities, the record dates for which occur before the date that BBH&Co. executes a Buy-In or makes the payments to the Fund required pursuant to Section 8.2 and that otherwise have not been credited to the Fund’s Custody Account. For purposes of this Section, the value of said distributions shall be calculated net of taxes, expenses, and other deductions that normally would accrue to said distributions. BBH&Co. shall use Collateral or the proceeds of said Collateral to the extent available to make said payments of distributions and BBH&Co. shall be responsible for satisfying any shortfall, but only to the extent that said shortfall in the Collateral Value is not due to the reinvestment risk borne by the Fund pursuant to Section 7.2 of this Agreement.

8.4	Collateral not in Possession or Control of BBH&Co. If, on the date of the Default Event, BBH&Co., by reason of the Fund’s request or actions, is not in possession or control of the Collateral allocated to the defaulted loan or if said Collateral is otherwise unavailable to BBH&Co., then the Fund shall cause said Collateral to be transferred to BBH&Co. by the close of business on the day on which BBH&Co. requests such a transfer. Upon BBH&Co.’s timely receipt thereof, said Collateral shall be applied by BBH&Co. against the cost of any Buy-In or replacement payment in accordance with Section 8.1 or Section 8.2, as applicable. In the event that said Collateral is not timely transferred to BBH&Co., then the Buy-In or replacement provisions of Section 8.1 or Section 8.2, as applicable, shall not apply and the compensation to the Fund shall be limited to the shortfall, if any, between the Collateral Value and the market value of the Loaned Securities as determined at the close of business on (i) the date of the Default Event or (ii) the date said Collateral is so transferred, as determined by BBH&Co. in BBH&Co.’s discretion, but only to the extent that any said shortfall in the Collateral Value is not due to the reinvestment risk borne by the Fund pursuant to Section 7.2 of this Agreement. The date of the valuation of the Loaned Securities pursuant to (i) or (ii) of this Section 8.4 shall be determined by BBH&Co. in BBH&Co.’s sole discretion. If Collateral is not transferred to BBH&Co. by close of business on the fifth (5th) U.S. Business Day following the date the Fund is notified of the Default Event, then BBH&Co.’s obligations under this Section 8 shall not apply and shall be deemed terminated. The Fund shall continue to be liable to the Approved Borrower for any amount due under the SLA. In the event that BBH&Co. has executed a Buy-In and Collateral is not timely transferred to BBH&Co., BBH&Co. shall be entitled to sell any replacement securities, and the Fund shall be liable to and shall reimburse BBH&Co. for any losses in connection with said sale.

8.5	Subrogation and Assignment of Rights in Collateral. In the event that BBH&Co. is required to perform a Buy-In, make any payment of distributions, and/or make any payment of liquidated damages under this Section 8, or performs an action or makes an advance of any payment due from the Fund to an Approved Borrower or due from the Approved Borrower to the Fund in connection with this Agreement, the Fund agrees that, to the extent of said performance or payment, BBH&Co. shall be subrogated to, and the Fund shall assign, and be deemed to have assigned, to BBH&Co. all of the Fund’s rights in, to, and against the Approved Borrower in respect of the related Loan, any Collateral transferred by the Approved Borrower in respect of said Loan, and all proceeds of said Collateral. In the event that the Fund receives or is credited with any payment, benefit, or value from or on behalf of the Approved Borrower in respect of rights to which BBH&Co. is subrogated as provided herein, the Fund promptly shall remit or pay to BBH&Co. the same (or, where applicable, the same’s U.S. dollar equivalent).

9. Statements. BBH&Co. shall provide to the Fund: (i) upon request, a daily statement of activity setting forth information relating to Loaned Securities, marks-to-market, and termination; and (ii) on or about the seventh (7th) U.S. Business Day of each month, a statement indicating for the preceding calendar month the Loaned Securities lent by the Fund, the value of said Loaned Securities, the identity of the Approved Borrowers, the nature and amount of Collateral delivered as security for the Loaned Securities, the income received (or loss incurred) from the daily investment of cash Collateral, the amounts of any fees or payments paid with respect to each Loan, and such other information as the parties hereto may agree to from time to time. For purposes hereof, “U.S. Business Day” means any day on which BBH&Co. is open for business in Boston, Massachusetts. BBH&Co. (unless otherwise instructed by the Fund) shall instruct any Approved Borrower to remit directly to BBH&Co., as applicable, all amounts and fees due the Fund pursuant to any Loan, which BBH&Co. in turn shall pay to the Fund.

10. SIPC Coverage. THE PARTIES ACKNOWLEDGE THAT, WITH RESPECT TO APPROVED BORROWERS THAT ARE REGISTERED BROKER-DEALERS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, THE PROVISIONS OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 MAY NOT PROTECT THE FUND WITH RESPECT TO THE SECURITIES LOAN TRANSACTION AND THAT, THEREFORE, THE COLLATERAL DELIVERED BY AN APPROVED BORROWER TO THE FUND MAY CONSTITUTE THE ONLY SOURCE OF SATISFACTION OF THE OBLIGATION OF THE APPROVED BORROWER IN THE EVENT THE APPROVED BORROWER (OR THE APPROVED BORROWER’S AGENT) FAILS TO RETURN THE LOANED SECURITIES.

11. Fund Information. The Fund covenants and agrees promptly to furnish to BBH&Co. any information regarding the Fund that is necessary to effect transactions on behalf of the Fund, including, but not limited to, restrictions that the Fund wishes to impose with respect to the acceptance of forms of Collateral or lending to any Approved Borrower(s) or any limitations imposed pursuant to any applicable law, regulation, authority, charter, by-law, statute, or other instrument.

12. Tax Treatment. The Fund acknowledges that the tax treatment of Substitute Payments may differ from the tax treatment of the interest or dividend to which said payment relates and that the Fund has made the Fund’s own determination as to the tax treatment of any Loan undertaken pursuant to this Agreement and of any dividends, distributions, remuneration, or other funds received hereunder. The Fund also acknowledges that, to the extent that either the Fund or the Approved Borrower is a non-U.S. resident, BBH&Co. may be required to withhold tax on amounts payable to or by the Fund in respect of a Loan and at any time may claim from the Fund any shortfall in the amount BBH&Co. so withheld.

13. Responsibility of BBH&Co. Subject to the requirements of applicable law, BBH&Co. shall not be liable with respect to any costs, expenses, damages, losses, liabilities, or claims (“Losses”) incurred by the Fund in connection with this securities lending program, the investment of cash Collateral in a Permitted Investment(s), or under any provision hereof, except to the extent that said Losses result from BBH&Co.’s negligence or willful misconduct in the performance of BBH&Co.’s duties under this Agreement. BBH&Co. shall not be required to take any action which, in BBH&Co.’s reasonable judgment, is in contravention of any applicable law, rule, or regulation or any order or judgment of any court of competent jurisdiction. Notwithstanding anything to the contrary, BBH&Co. shall not be liable for Losses caused by or resulting from the acts or omissions (including insolvency) of the Fund, any agent of the Fund, including, but not limited to, Tri-Party Institutions or third-party custodians, or any pricing service, book-entry system, or depository; nor shall BBH&Co. be responsible for any special, punitive, indirect, or consequential damages, whether or not BBH&Co. has been apprised of the likelihood of said damages. BBH&Co., in determining the market value of securities, including, without limitation, Collateral, may rely upon any recognized pricing service and in no event be liable for any Losses due to errors made by said service. No provision of this Agreement shall require BBH&Co. to expend or risk BBH&Co.’s own funds in the performance of BBH&Co.’s duties hereunder.

14. Fund Obligations. The Fund hereby agrees that the Fund, on demand, shall reimburse BBH&Co. for any and all funds advanced by BBH&Co. for or on behalf of the Fund in connection with the obligations or performance hereunder or under any SLA, including the Fund’s obligation to return Collateral to the Approved Borrower or to pay any amounts due to the Approved Borrower pursuant to the SLA, said funds to be delivered to BBH&Co. by close of business on the same U.S. Business Day. The Fund hereby indemnifies BBH&Co. (which, for purposes of this section, shall include BBH&Co.’s respective officers, directors, partners, managers, employees, and agents) from and against any and all Losses (including the fees and expenses of counsel) incurred, suffered, or sustained by BBH&Co., which arise from performance of this Agreement (including, without limitation, related to execution of any Buy-In where the Fund fails to deliver Collateral timely) or any Loan effected pursuant to an SLA (including, without limitation, the reversal of earnings paid to the Fund with respect to a Loan if the Loaned Securities are sold by the Fund and any applicable corporate action entitlements are owed to the purchaser), except to the extent that said Losses were caused solely by the negligence or willful misconduct of BBH&Co. BBH&Co. may charge (including through sale and disposition of securities) any amounts to which BBH&Co. is entitled hereunder against the Fund’s account(s). This indemnity shall survive the termination of this Agreement and the resignation or removal of BBH&Co. as agent.

15. Security Interest. The Fund hereby grants a lien and security interest (each, a “Security Interest”) to BBH&Co. in and to any and all property now or hereafter held on behalf of the Fund in any custody account or clearance or settlement account maintained with BBH&Co. (and, if third party lending, the Fund’s custodian) or to which this Agreement relates, to secure payment and performance of any indebtedness or other liability the Fund incurs to BBH&Co., including (without limitation) reimbursement of any advance or payment made under this Agreement or applicable SLA in advance of the receipt of good funds (including, but not limited to, advances in order to return Collateral or pay fees to Approved Borrowers or crediting the Fund with fees payable by Approved Borrowers prior to receipt thereof), and/or reversal of earnings paid to the Fund with respect to a Loan if the Loaned Securities are sold by the Fund and any applicable corporate action entitlements are owed to the purchaser, for account of the Fund, as the case may be, in respect of any Loan hereunder (“Securities Lending Obligations”) Any said advance or payment by BBH&Co. to or on behalf of the Fund shall be repayable on demand and may be reversed to the extent final payment is not received. BBH&Co.'s Security Interest granted hereunder as security for Securities Lending Obligations of the Fund to BBH&Co. in respect of any Loan hereunder shall rank pari passu with any security interest granted by the Fund to BBH&Co. (or, if third party lending, the Fund’s custodian) under the Custodian Agreement. In this regard, BBH&Co. shall be entitled to all rights and remedies of a pledgee under common law and a secured party under the New York Uniform Commercial Code and/or any other applicable laws and/or regulations as then in effect. In the event that the Custody Account is held with a third party custodian, the Fund shall undertake to notify the custodian of the Security Interest and shall take all reasonable steps to secure the perfection of the same.

16. Representations and Warranties.

16.1	Each Party’s Representations to the Other Party. Each party represents and warrants to the other that: (i) said party has due authority to enter into and perform this Agreement and any transactions contemplated thereby; (ii) the execution and performance of this Agreement and any transaction contemplated thereby has been duly authorized by all necessary action, corporate or otherwise, and does not and will not violate any law, regulation, charter, by-law, or other instrument, restriction or provision applicable to said party; and (iii) this Agreement constitutes said party’s legal, valid, and binding obligation enforceable in accordance with the Agreement’s terms.

16.2	Fund Representations and Warranties to BBH&Co. In addition, the Fund represents to BBH&Co. that: (i) any Loan contemplated and entered into hereunder and the performance of this Agreement in respect of said Loan is authorized by the prospectus and other constitutive documents of the Fund (including any limits as to the aggregate amount of authorized lending under said documents); (ii) as to any Loaned Securities at any time and from time to time on behalf of the Fund, the Fund shall be the owner thereof with clear title thereto and no lien, charge, or encumbrance upon said securities shall exist; (iii) the Fund is not a plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and agrees to notify BBH&Co. promptly if this representation shall cease to be true at any time during the term of this Agreement; and (iv) the reinvestment of cash Collateral in each Permitted Investment is consistent with the Fund’s investment policy and guidelines. Each Fund duly authorizes BBH&Co. to execute and deliver the SLA on the Fund’s behalf, and represents and warrants to BBH&Co. (and authorizes BBH&Co. to represent to each Approved Borrower) that the Fund has the power and capacity to so authorize BBH&Co. and to enter into the Loans contemplated by the SLA and to perform the obligations of the Fund under said Loans, and has taken all necessary action to authorize said execution and delivery by BBH&Co. and such performance by BBH&Co.

16.3	Additional Anti-Money Laundering and Sanctions Representations and Warranties of the Parties. Each party represents and warrants to the other that said party is not, nor is said party controlled by: (i) a resident in or organized under the laws of any country in which transactions or dealings are prohibited under applicable government sanctions laws or regulations, including, but not limited to, sanctions implemented by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations, the European Union, or the United Kingdom (each, a “Sanctions Regime”); (ii) the government of any country with which transactions or dealings by any person are prohibited under a Sanctions Regime; and (iii) a person or entity on a designated Sanctions Regime list, including, but not limited to, the List of Specifically Designated Nationals and Blocked Persons (“SDN List”) published by OFAC.

16.4	Additional Anti-Money Laundering and Sanction Representations and Warranties of the Fund. The Fund further represents and warrants to BBH&Co. that: (i) the Available Securities have not been provided by, nor do these Available Securities constitute assets owned or controlled by, a person or entity that is subject to any Sanctions Regime (“Sanctioned Property”); (ii) the Fund shall not cause BBH&Co. to enter into any transaction that could cause BBH&Co. to violate applicable anti-money laundering, terrorist financing, or Sanctions Regime laws and regulations; (iii) the Fund shall provide BBH&Co. with any requested documentation or information related to the Available Securities in order for BBH&Co. to satisfy BBH&Co.’s own regulatory obligations; and (iv) the Fund promptly shall notify BBH&Co. in writing if any of the above representations ceases to be true or if the Available Securities become designated as Sanctioned Property. The Fund further represents and warrants that the Fund shall hold BBH&Co. harmless for all Losses incurred as a result of delays or refusals to process a transaction caused by BBH&Co.’s obligation to ensure compliance with applicable anti-money laundering and Sanctions Regimes.

17. Non-Exclusivity of Agency Service and Similar Matters. The Fund acknowledges that BBH&Co., acting on behalf of other accounts, may effect transactions with or for the same institutions to which Loans may be made hereunder, which transactions may give rise to potential conflict of interest situations. The Fund further acknowledges that BBH&Co. may engage in securities lending transactions as agent for other lenders. Lending opportunities among lenders shall be allocated at the discretion of BBH&Co. in an equitable manner.

18. Disclosure of Information. The Fund acknowledges that BBH&Co. may share general information on BBH&Co.’s securities lending program, including statistics at the Fund and/or aggregate level for consulting practices and benchmarking purposes. The Fund hereby authorizes BBH&Co. to disclose from time to time certain Fund information to non-affiliated companies for the above purposes, but in no event shall said information include the name of the Fund.

19. Force Majeure. Notwithstanding anything to the contrary, BBH&Co. shall not be responsible or liable for any failure, hindrance, or delay in the performance of BBH&Co.’s obligations under this Agreement arising out of, or for any damages caused by: (a) acts of God, earthquakes, fires, floods, storms, water or wind damage, or other acts of nature; accidents or explosions; wars or acts of war, enemy actions, insurrections, rebellions, riots, terrorism, sabotage, revolutions, or civil commotions or disorders or other acts attributable to economic or political factors or other civil or military disturbances; outbreaks, epidemics, pandemics (including, but not limited to, COVID-19), public health emergencies, or any corporate or governmental order or requirement relating thereto; interruptions, loss, or malfunctions of utilities, transportation, computer (hardware or software), or communications service; any strikes, lock-outs, work stoppages, or other labor disputes; governmental actions; any provision of any present or future law, regulation, or order of a federal, state, municipal, local, territorial, provincial, or other governmental department, regulatory authority, self-regulatory organization, or legislative, judicial, or administrative body, including any political subdivision thereof, or of any securities depository or clearing agency; inability to obtain material, equipment or transportation; any disruption of, or suspension of trading in, the securities, commodities, or foreign exchange markets or transactions; or any encumbrance on the transferability of, convertibility, or ability to hold a currency or a currency position; or (b) any other circumstance or event which is unforeseeable or beyond the reasonable control of BBH&Co., regardless of whether said circumstance or event is of a nature or type described in (a), above. BBH&Co. shall use reasonable efforts to perform BBH&Co.’s obligations under this Agreement notwithstanding any said event.

20. Reliance on Fund Communications. BBH&Co. shall be entitled conclusively to rely upon any certification, notice, or other communication (including by telephone (if promptly confirmed in writing), facsimile, telegram, or cable) reasonably believed by BBH&Co. to be genuine and correct and to have been signed or sent by or on behalf of an approved person (“Approved Person”) of the party sending said certification, notice, or other communication. Set forth in Schedule 5 hereto is a list of Approved Persons for each of the parties hereto, which list may be amended by any party from time to time upon notice to the other parties. BBH&Co. reserves the right to notify the Fund of any restrictions (self-imposed or otherwise) concerning BBH&Co.’s activities worldwide. BBH&Co. shall have the right to consult with counsel with respect to BBH&Co.’s rights and duties hereunder and shall not be liable for actions taken or not taken in reliance on said advice.

21. Compensation. The basis of BBH&Co.’s compensation for BBH&Co.’s activities hereunder and in respect of any Loan is set forth in Schedule 6 hereto. BBH&Co. shall notify the Fund, on or about the seventh (7th) U.S. Business Day of each month, of the amount of fees due BBH&Co. hereunder and the Fund, promptly upon receipt of said notice, shall effect the requisite payment to BBH&Co. in immediately available funds of U.S. dollars, or pursuant to such other means as provided for in the Operational Procedures.

22. Termination. This Agreement may be terminated at the option of either of the parties and said termination shall be effective upon delivery of written notice to the other party hereto or on such date as the written notice shall provide; provided, that the Fund’s indemnification shall survive any said termination.

23. Action on Termination. After notice of termination is given or received by BBH&Co. and subject to the satisfaction of the Fund’s obligations, BBH&Co. shall not make any further Loans and shall promptly take commercially reasonable actions to terminate Loans then outstanding in accordance with the provisions hereof. The provisions hereof, including BBH&Co.’s obligations under Section 8 and Section 13, shall continue in full force and effect in all other respects until all Loans have been terminated and all obligations satisfied as herein provided.

24. Notices. All notices, demands, and other communications hereunder shall be in writing and delivered or transmitted (as the case may be) by registered mail, facsimile, telex, courier, or be effected by telephone promptly confirmed in writing and delivered or transmitted as aforesaid, to the intended recipient in accordance with Schedule 7 hereto. Notices shall be effective upon receipt.

25. Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to conflict of law provisions thereof. Each party hereto hereby irrevocably consents to the exclusive jurisdiction of (and waive dispute of venue in) the courts of the State of New York and the federal courts located in New York City in the Borough of Manhattan. Furthermore, each party hereto hereby irrevocably waives any right that said party may have to trial by jury in any action, proceeding, or counterclaim arising out of or relating to this agreement or the transactions contemplated hereby.

26. Amendment and Effect. This Agreement shall not be modified or amended except by an instrument in writing (including a writing evidenced by a facsimile or electronic transmission) and executed by each of the parties hereto. This Agreement supersedes any other agreement between the parties hereto concerning Loans of securities owned by the Fund. This Agreement shall not be assigned by any party without the prior written consent of the other party; provided that it is expressly agreed that, notwithstanding anything herein to the contrary, BBH&Co. may assign and transfer this Agreement to State Street Bank & Trust or its affiliate (“State Street”), effective upon consummation of the sale of the Brown Brothers Harriman Investor Services business to State Street, pursuant to the definitive agreement announced September 7, 2021. This Agreement may be executed in several counterparts each of which shall be an original and all of which shall constitute one and the same. Delivery of an executed counterpart of this Agreement by facsimile transmission or other electronic mail transmission (e.g., “.pdf” or “.tif”) shall be as effective as delivery of a manually-executed counterpart of this Agreement. This Agreement constitutes the entire understanding of the parties hereto with respect to the subject matter hereof.

27. UK Lender Representations. The Fund represents that the Fund is not: (a) a United Kingdom (“UK”) resident company; (b) a non-UK resident company carrying on a trade in the UK through a permanent establishment; or (c) a partnership, each member of which is a company mentioned in (a) or (b) above.

28. Online Services. The Fund agrees that any access to or use of electronic and online services offered by BBH&Co., including, but not limited to, BBH WorldView®, Infuse™, DealBoard™, or InfoFX Live, any future release thereof or successor thereto, and all products and services accessible or made available through any said electronic and online services (collectively, the “Online Services”), is, unless otherwise agreed to by the parties, subject to the terms and conditions posted on BBH&Co.’s website at <https://www.bbh.com/en-us/our-firm/policies-and-disclosures/legal>, which terms may be updated from time to time (the “BBH Online Terms and Conditions”). BBH&Co. will inform the Fund of changes in the BBH Online Terms and Conditions by posting notice of the same on the BBH WorldView® portal or said portal’s successor. BBH&Co. will provide the Fund with notice of said changes at least fifteen (15) days (or such other period as is stated in the BBH Online Terms and Conditions) in advance, except when a shorter notice period is required, in which case BBH&Co. will provide the Fund with as much prior notice as is reasonably possible under the circumstances. Continued use of the Online Services following the effective date of any said changes shall be deemed acceptance of and agreement to said changes by the Fund.

29. Securities Lending DealBoard. BBH&Co. may provide the Fund with access to BBH&Co. Agency Securities Lending DealBoard® (“DealBoard”), which access shall be subject to the BBH&Co. Online Terms & Conditions. The Fund may use DealBoard to view indicative securities lending opportunities made viewable to the Fund based on the Fund’s holdings information. The Fund may approve any said lending opportunities through DealBoard, and any said approval shall constitute an instruction from an Approved Person under this Agreement. The Fund will be bound by any said instructions given to BBH&Co. through DealBoard which are accompanied by a valid user identification assigned to the Fund (or the Fund’s agents, including investment manager) and an authorized password. BBH&Co. shall have no duty to verify whether any said instruction has been authorized by the Fund. BBH&Co. may act on said instruction and any transactions resulting therefrom will be binding on the Fund and governed by this Agreement. The Fund acknowledges and agrees that the lending opportunities presented through DealBoard are estimated, indicated, and not actual or verified, opportunities. The Fund further acknowledges and agrees that BBH&Co.’s receipt of an Instruction does not constitute a guarantee that any trade or desired outcome will be achieved. Neither the information nor any opinion contained on DealBoard constitutes a solicitation, recommendation, or offer by BBH&Co. or BBH&Co.’s affiliates to lend any securities, futures, options, or other financial instruments.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed in its name and behalf as of the day and year first set forth above.

CATHOLIC RESPONSIBLE INVESTMENTS FUNDS		BROWN BROTHERS HARRIMAN & CO.

By:	/s/ Matthew M. Maher	By:	/s/ Marney McCabe
Name:	Matthew M. Maher	Name:	Marney McCabe
Title:	Secretary and Vice President	Title:	Senior Vice President

By executing this Agreement, the Fund acknowledges that BBH&Co. is obligated under applicable U.S. anti-money laundering laws to obtain, verify, and record identifying information about BBH&Co.’s customers prior to opening an account.

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